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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

     (Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
                                [_] Form, N-SAR

                        For Period Ended:   June 30, 2001
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                Not Applicable
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PART I - REGISTRANT INFORMATION

                       FIRST CITIZENS BANCSHARES, INC.
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Full Name of Registrant

                                Not Applicable
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Former Name if Applicable

                             3128 Smoketree Court
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Address of Principal Executive Office (Street and Number)

                         Raleigh, North Carolina 27604
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On the prescribed filing date of the report, Registrant's employee responsible for making the filing (who was the only person who could effect EDGAR filings for Registrant) attempted to transmit the filing but was prevented from completing it by malfunctioning computer hardware. An intervening family medical emergency prevented that person from completing the filing before the 5:30 p.m. deadline. The hardware malfunction was corrected today (the day following the due date of the report) and the filing is being made immediately following the filing of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                         Kenneth A. Black                   (919 716-7336
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [_] Yes  [X] No

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         FIRST CITIZENS BANCSHARES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 15, 2001                         /s/ Kenneth A. Black
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                                                    Kenneth A. Black
                                                    Chief Financial Officer